

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 10, 2012

<u>Via Facsimile</u>
Mr. Ronald Kopman
President, Chief Financial Officer, and Director
Sandalwood Ventures Ltd.
15-65 Woodstream Boulevard
Woodbridge, Ontario, Canada
L4L 7X6

> **Re: Sandalwood Ventures Ltd.**
> **Amendment 1 to Current Report on Form 8-K**
> **Filed August 27, 2012**
> **File No. 0-54507**

Dear Mr. Kopman:

We reviewed the filing and have the comments below.

<u>We depend on a limited number of key suppliers for our products and to provide us with
ancillary supply chain services…, page 19</u>

1. Refer to comment 27 in our August 2, 2012 letter. Advise what consideration you have
    given to filing the non-disclosure agreement with Kleen Flow Tumbler as an exhibit to the
    Form 8-K. <u>See</u> Item 601(b)(10) of Regulation S-K.

2. Please reconcile the disclosure here that "We do not have any agreements (other than
    standard supplier/purchaser agreements" with the disclosure on page 10 that "Eco-Tek does
    not have any agreements in place with any suppliers or manufacturers."

<u>Exhibit 99.1</u>

<u>Prior Comment 38</u>

3. As previously requested, please revise your statement in note 1 to your fiscal year 2011
    audited financial statements to clarify the inconsistency between your disclosure in note 1
    and your revised disclosures on pages 13 and 24 of Form 8-K/A1. In this regard, it does not
    appear as though you developed the Clik Tech Engine Treatment formula used in your
    current products as you note Dr. Nacson developed the formula and holds the patents.

Further, it does not appear that you hold the proprietary rights to the products but rather hold exclusive rights to use the formula and any other products and intellectual property created by Dr. Nacson for use in the automotive industry.

Prior Comment 39

4. As previously requested, please include your accounting policy for recognizing research and development costs, including the specific activities and specific types of costs that you consider to be research and development in note 3 to your fiscal year 2011 audited financial statements, as an amendment to your Form 8-K. Please refer to ASC 730-10-25-1 – 25-2 and ASC 730-10-55 for guidance. Please also disclose the amounts recognized in your consolidated financial statements for each period presented. Please refer to ASC 730-10-50-1.

5. We note the types of activities that are included in your research and development expenses. It is unclear how you determined that (a) improvement in the quality of existing products and (b) improvement and modernization of production processes meet the definition of research and development costs. Please refer to ASC 730-10-55-2.d. and 55-2.h. for guidance. Please also explain how the marketing of your products is a research and development cost rather than a selling cost. To the extent that you are unable to demonstrate that these types of costs meet the definition of research and development costs, please revise your disclosure for the amount of research and development costs recognized during the periods presented to eliminate these costs. Finally, please provide specific descriptions of the activities that constitute the development of innovative and cost effective "green" products.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser Smith at (202) 551-3736 or Alfred P. Pavot, Jr. at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        John S. Gillies
        The Love Law Firm, PC